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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                              TECH DATA CORPORATION
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $.0015 par value
                       ----------------------------------
                         (Title of Class of Securities)

                                    878237106
                               ------------------
                                 (CUSIP Number)

                                February 19, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 --------------------                                        -------------------
 CUSIP No. 878237106                 13G                      Page 2 of 6 Pages
 --------------------                                        -------------------

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1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Brookside Capital Partners Fund, L.P.
                  EIN No.: 04-3313066
--------------------------------------------------------------------------------
                                                                  (a) [ ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
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4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                           5.      SOLE VOTING POWER
       NUMBER OF
         SHARES                    3,119,500 Shares
      BENEFICIALLY     ---------------------------------------------------------
        OWNED BY           6.      SHARED VOTING POWER
          EACH                              0
       REPORTING       ---------------------------------------------------------
         PERSON            7.      SOLE DISPOSITIVE POWER
          WITH
                                   3,119,500 Shares
                       ---------------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,119,500 Shares
--------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
--------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   5.5%
--------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
                  PN
--------------------------------------------------------------------------------

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Item 1(a). Name of Issuer

           The name of the issuer to which this filing on Schedule 13G relates is Tech Data Corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices

           The principal executive offices of the Company are located at 5350 Tech Data Drive, Clearwater, Florida 33760.

Item 2(a). Name of Person Filing

           This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management") is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b). Address of Principal Business Office or, if none, Residence

           The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02116.

Item 2(c). Citizenship

           Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d). Title of Class of Securities

           The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.0015 Par Value.

Item 2(e). CUSIP Number

           The CUSIP number of the Company's Common Stock, one is 878237106.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
           Not applicable.

(a)    [ ] Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o).
(b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)    [ ] Insurance company as defined in section 3(a)(19) of the Act
           (15 U.S.C. 78c).

                                Page 3 of 6 Pages

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(d)    [ ] Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)    [ ] An investment adviser in accordance with ss.13d-1(b)(1)(ii)(E).
(f)    [ ] An employee benefit plan or endowment fund in accordance with
           ss.240.13d 1(b)(1)(ii)(F).
(g)    [ ] A parent holding company or control person in accordance with
           ss.240.13d-1(b)(1)(ii)(G).
(h)    [ ] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

       [x] If this statement is filed pursuant to ss.240.13d-1(c), check this box.

Item 4.    Ownership

Item 4(a). Amount beneficially owned

           As of the close of business on February 19, 2003, the Brookside Fund owned 2,919,500 Shares of Common Stock outstanding of the Company. As of the close of business on April 18, 2003, the Brookside Fund owned 3,119,500 shares of Common Stock of the Company. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Brakeman is the managing member of Brookside Management and is thus the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

Item 4(b). Percent of Class

           As of the close of business on February 19, 2003, the Brookside Fund owned 5.17% of the Common Stock outstanding of the Company. As of the close of business on April 18, 2003, the Brookside Fund owned 5.5% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 56,472,421 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of November 25, 2002 based on representations made in the Company's quarterly report for the quarter ending October 31, 2002 on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2002.

                                Page 4 of 6 Pages

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Item 4(c). Number of shares as to which such person has:

   (i)     sole power to vote or to direct the vote:            3,119,500 Shares

   (ii)    shared power to vote or to direct the vote:                  0

   (iii)   sole power to dispose or to direct the disposition
           of:                                                  3,119,500 Shares

   (iv)    shared power to dispose or to direct the disposition of:      0

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Item 9.    Notice of Dissolution of Group

           Not Applicable.

                                Page 5 of 6 Pages

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Item 10.   Certification

           By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Dated:  April 18, 2003

                                           BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                                           By:  /S/ Roy Edgar Brakeman, III
                                                -----------------------------
                                                Name: Roy Edgar Brakeman, III
                                                Title:   Managing Director